04015824

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-17212 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**SunTrust Capital Markets, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree St., NE, Suite 2400
(No. and Street)

| Atlanta | GA | 30308 |
|---|---|---|
| (City) | (State) | (Zip Code) |

RECD S.E.C.
FEB 27 2004
513

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura J. Deasy 404-588-7640

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

PricewaterhouseCoopers LLP
(Name-if individual, state last, first, middle name)

| 10 Tenth Street | Atlanta | GA | 30309 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**Check One:**

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

I, Laura J. Deasy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Capital Markets, Inc., as of December 31, 2003, are true and correct. I further swear ( or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________

____________________

____________________

Laura J. Deasy
Signature

Chief Financial Officer
Title

DEBORAH DARLENE GARRETT
Notary Public, Fulton County, Georgia
My Commission Expires Feb. 15, 2005

Deborah Garrett
Notary Public

This report ** contains (check all applicable boxes):

( X ) (a) Facing Page.
( X ) (b) Statement of Financial Condition.
( X ) (c) Statement of Income (Loss).
( X ) (d) Statement of Changes in Financial Condition.
( X ) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
( X ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( X ) (g) Computation of Net Capital.
( X ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( X ) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( X ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
( X ) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

# SunTrust Capital Markets, Inc.

(A wholly-owned subsidiary of SunTrust Banks, Inc.)

## Financial Statements

For the Year Ended
December 31, 2003

**SunTrust Capital Markets, Inc.**
**(A wholly-owned subsidiary of SunTrust Banks, Inc.)**
**Table of Contents to Financial Statements and Supplementary Schedules**
**For the Year Ended December 31, 2003**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

## Report of Independent Auditors

To the Shareholder and Board of Directors of
SunTrust Capital Markets, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings and cash flows present fairly, in all material respects, the financial position of SunTrust Capital Markets, Inc. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2004

**SunTrust Capital Markets, Inc.**
**(A wholly-owned subsidiary of SunTrust Banks, Inc.)**
**Statement of Financial Condition**
**As Of December 31, 2003**
**($ in thousands, except share amounts)**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 743 |
| Cash and securities segregated under Federal and other regulations | | 20,059 |
| Receivables from brokers and dealers | | 19,795 |
| Securities purchased under agreements to resell | | 4,264,173 |
| Securities owned: | | |
| U.S. government and agency obligations | | 97,029 |
| State and municipal obligations | | 121,896 |
| Corporate debt and equities | | 72,117 |
| Commercial paper | | 94,665 |
| Other | | 1,567 |
| Total securities owned (including encumbered securities of $115,787) | | 387,274 |
| Receivable for unsettled securities transactions, net | | 85,795 |
| Accrued interest and other income receivable | | 7,310 |
| Secured demand note receivable from Parent | | 160,000 |
| Due from related parties | | 974 |
| Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $26,394 | | 18,181 |
| Goodwill | | 88,457 |
| Other assets | | 47,507 |
| Total Assets | $ | 5,100,268 |
| **Liabilities** | | |
| Securities sold but not yet purchased | $ | 69,458 |
| Securities sold under agreements to repurchase | | 4,286,109 |
| Accrued compensation and benefits | | 49,638 |
| Accrued interest payable and other liabilities | | 19,068 |
| Due to related parties | | 3,233 |
| Lines of credit payable to related parties | | 255,133 |
| Income taxes payable | | 10,394 |
| Payables to brokers and dealers | | 25,069 |
| Total liabilities | | 4,718,102 |
| Commitments and contingencies (Note 7) | | - |
| Subordinated note payable to Parent | | 160,000 |
| **Shareholder's Equity** | | |
| Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding | | 100 |
| Additional paid-in capital | | 196,518 |
| Retained earnings | | 25,548 |
| Total shareholder's equity | | 222,166 |
| Total Liabilities and Shareholder's Equity | $ | 5,100,268 |

The accompanying notes are an integral part of these financial statements.

**SunTrust Capital Markets, Inc.**
**(A wholly-owned subsidiary of SunTrust Banks, Inc.)**
**Statement of Operations**
**For the Year Ended December 31, 2003**
**($ in thousands)**

| | | |
|---|---|---|
| **Revenues:** | | |
| Trading gains, net of losses | $ | 76,965 |
| Corporate finance fees | | 105,254 |
| Commissions | | 51,566 |
| Underwriting fees | | 11,018 |
| Interest | | 66,166 |
| Other | | 23,320 |
| Total revenues | | 334,289 |
| **Expenses:** | | |
| Compensation and benefits | | 137,634 |
| Fees paid to related parties | | 28,998 |
| Outside processing and software | | 18,736 |
| Occupancy and equipment | | 12,652 |
| Interest | | 54,281 |
| Other | | 33,657 |
| Total expenses | | 285,958 |
| Income before taxes | | 48,331 |
| Current tax expense | | (9,405) |
| Deferred tax expense | | (9,620) |
| Total tax expense | | (19,025) |
| Net Income | $ | 29,306 |

The accompanying notes are an integral part of these financial statements.

**SunTrust Capital Markets, Inc.**
**(A wholly-owned subsidiary of SunTrust Banks, Inc.)**
**Statement of Changes in Shareholder's Equity**
**For the Year Ended December 31, 2003**
**($ in thousands)**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance, December 31, 2002** | $ 100 | $ 196,518 | $ 21,242 | $ 217,860 |
| Net Income | - | - | 29,306 | 29,306 |
| Dividend to Parent | - | - | (25,000) | (25,000) |
| **Balance, December 31, 2003** | $ 100 | $ 196,518 | $ 25,548 | $ 222,166 |

The accompanying notes are an integral part of these financial statements.

**SunTrust Capital Markets, Inc.**
**(A wholly-owned subsidiary of SunTrust Banks, Inc.)**
**Statement of Changes in Subordinated Borrowings**
**For the Year Ended December 31, 2003**
**($ in thousands)**

| | |
|---|---|
| **Subordinated Note Payable to Parent, Beginning of Year** | $ 160,000 |
| Repayment of subordinated note | - |
| Issuance of subordinated note | - |
| **Subordinated Note Payable to Parent, End of Year** | $ 160,000 |

The accompanying notes are an integral part of these financial statements.

**SunTrust Capital Markets, Inc.**
**(A wholly-owned subsidiary of SunTrust Banks, Inc.)**
**Statement of Cash Flows**
**For the Year Ended December 31, 2003**
**($ in thousands)**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ | 29,306 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation and amortization | | 6,521 |
| Deferred tax expense | | 9,620 |
| (Increase) decrease in operating assets: | | |
| Cash and securities segregated under Federal and other regulations | | (897) |
| Securities purchased under agreements to resell | | (602,035) |
| Securities owned | | 217,625 |
| Receivables: | | |
| Unsettled securities transactions, net | | (72,686) |
| Brokers and dealers | | 4,642 |
| Due from related parties | | (106) |
| Accrued interest and other income receivable | | 721 |
| Other assets | | 9,477 |
| Increase (decrease) in operating liabilities: | | |
| Payables to brokers and dealers | | 3,679 |
| Securities sold but not yet purchased | | 24,582 |
| Securities sold under agreements to repurchase | | 285,168 |
| Accrued compensation and benefits | | 347 |
| Accrued interest payable and other liabilities | | 7,788 |
| Due to related parties | | 2,778 |
| Income taxes payable | | (44) |
| Net cash used in operating activities | | (73,514) |
| **Cash flows from investing activities:** | | |
| Capital expenditures | | (3,747) |
| Net cash used in investing activities | | (3,747) |
| **Cash flows from financing activities:** | | |
| Borrowing from related parties under lines of credit | | 102,703 |
| Dividends paid to Parent | | (25,000) |
| Net cash from financing activities | | 77,703 |
| **Net change in cash and cash equivalents** | | 442 |
| **Cash and cash equivalents, beginning of year** | | 301 |
| **Cash and cash equivalents, end of year** | $ | 743 |
| **Supplemental cash flow information:** | | |
| Cash paid for: | | |
| Interest | $ | 54,721 |
| Income taxes to Parent | $ | 9,448 |

The accompanying notes are an integral part of these financial statements.

## 1. Summary of Significant Accounting Policies

### Organization

SunTrust Capital Markets, Inc. (the "Company") is a wholly owned subsidiary of SunTrust Banks, Inc. (the "Parent"). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services, and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the New York Stock Exchange (the "NYSE") and the National Association of Securities Dealers (the "NASD").

The Company self clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third party clearing broker.

### Securities Transactions

Securities transactions and related gains and losses are recorded on a trade-date basis. Marketable securities owned are valued at the last reported price on the exchange which they trade at December 31, 2003, and securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management; except for short positions, which the last quoted asked price is used. The resulting difference between cost and market is included in income. Included in securities owned on the accompanying statement of financial condition are approximately $294 thousand of not readily marketable securities as of December 31, 2003. This balance is principally comprised of limited partnership interests.

### Underwriting, Advisory and Corporate Finance Fees

Underwriting fees are estimated and recorded upon transaction closing. Advisory fees are negotiated based on specific services offered and are recognized when such services are completed without further obligations. Corporate finance fees are negotiated based on the specific transactions and recognized upon consummation of the transactions.

### Commission Transactions

Commissions are recognized when the Company has provided the related services. Expenditures to third-party vendors for soft-dollar products and services are deferred until soft-dollar commissions are recognized. At December 31, 2003, there were approximately $1.5 million and $3.8 million included in other assets and other liabilities for the soft-dollar business related to deferred costs and unearned commissions.

### Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

**Exchange Memberships**
Accounting principles generally accepted in the United States of America require that exchange memberships owned be valued at cost or at a lesser amount if there is an other-than-temporary impairment in value. The Company has stated its exchange membership owned at cost, which was $2.3 million, as part of other assets in the accompanying financial statements. The cost and carrying value of the exchange membership approximated its fair value as of December 31, 2003.

**Impairment of Long-Lived Assets**
In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. There were no such impairments for the year ended December 31, 2003.

**Goodwill**
Under the provisions of SFAS No. 142, the Company completed its annual review of goodwill prior to December 31, 2003, and determined there was no impairment of goodwill as of that date. The Company will review goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount.

**Income Taxes**
The Company is included in the consolidated income tax return of the Parent. The Company provides for taxes as if it was filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to pension and benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax liability totaled $7.2 million at December 31, 2003.

The provision for income taxes, included in the accompanying statement of operations, differs from the Federal statutory rate of 35% primarily due to nondeductible interest expense, tax-exempt interest income, and disallowed entertainment expenses for tax purposes.

**Cash and Cash Equivalents**
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents approximate their fair values. The Company does not consider cash segregated under Federal or other regulations as cash and cash equivalents for the statement of cash flows.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Accounting Policies Adopted**

In November 2002, FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FIN 34." FIN 45 details the disclosures that should be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. The Interpretation also requires a company to record a liability for certain guarantees that have been issued. The disclosure provisions were effective for interim or annual periods ended after December 15, 2002, and the recognition requirements of the Interpretation were effective for all guarantees issued or modified subsequent to December 31, 2002. The Company adopted the recognition requirements of FIN 45 on January 1, 2003, and they did not have a material impact on the Company's financial position or results of operations. The required disclosures are included in Note 10 to the Consolidated Financial Statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 is an Interpretation of ARB No. 51 and addresses consolidation by business enterprises of variable interest entities ("VIEs"). The Interpretation is based on the concept that an enterprise controlling another entity through interests other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of the Interpretation to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds a majority of the variable interests is considered the primary beneficiary and would consolidate the VIE. In addition to the primary beneficiary, an enterprise that holds a significant variable interest in a VIE is required to make certain disclosures.

The Interpretation was effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003. A public entity with variable interests in a VIE created before February 1, 2003, was required to apply the provisions of this Interpretation for the first interim or annual reporting period ending after December 15, 2003; however, early adoption was permitted. The adoption of FIN 46 did not have a material impact on the Company's financial position or results of operations.

In December 2003, the FASB issued a revision of FIN 46, ("FIN 46(R)"), which replaced the Interpretation issued in January 2003. The revised Interpretation clarifies some of the provisions of FIN 46 and provides additional exemptions for certain entities. The provisions of FIN 46(R) are required to be adopted for periods ending after March 15, 2004. The Company does not expect the adoption of FIN 46(R) to have a material impact on the Company's financial position or results of operations.

**2. Cash and Securities Segregated Under Federal and Other Regulations**

At December 31, 2003, a U.S. Treasury bill carried at a market value of $10.1 million and $10.0 million of cash have been segregated in a special reserve account for the benefit of customers of the Company under SEC Rule 15c3-3.

**3. Securities Under Agreements To Resell and Repurchase**

Securities are collateralized by U.S. government or agency securities and are carried at the amounts at which the securities will be subsequently resold or repurchased.

The collateral is generally required to be between 100% to 105% of the underlying securities. Collateral is valued daily, and the Company may require counter-parties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2003, the Company had accepted collateral with a fair value of $4.29 billion that the Company is permitted by contract or custom, to sell or re-pledge, and had re-pledged $4.22 billion of that collateral. Total collateral pledged, as of December 31, 2003, amounted to $4.31 billion.

**4. Securities Sold But Not Yet Purchased**

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Securities sold but not yet purchased consisted of the following at quoted market prices at December 31, 2003:

| | *(in thousands)* |
|---|---|
| U.S government obligations | $ 69,192 |
| Equity securities | 266 |
| | $ 69,458 |

**5. Employee Benefits**

The Company participates in the pension and other employee benefit plans of the Parent for the benefit of substantially all employees of the Company. In addition, certain management employees participate in incentive-based compensation plans of the Parent. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the entry age actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of the Parent. The Company's contributions to the pension and other employee benefit plans were approximately $13.6 million in 2003, all of which is included in compensation and benefits in the accompanying statement of operations.

The Company also participates in the stock option plan of the Parent. Options are granted at no less than the fair market value of a share of stock on the grant date and may be either tax-qualified incentive stock options or nonqualified options. The Company accounts for stock options based on the fair-value recognition provision of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company's stock option expense for 2003 was approximately $0.6 million, which is also included in compensation and employee benefits expense in the accompanying statement of operations.

## 6. Transactions with Related Parties

During the year ended December 31, 2003, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties at December 31, 2003 are:

| | | *(in thousands)* |
|---|---|---|
| Cash and cash equivalents | $ | 743 |
| Cash segregated under Federal and other regulations | | 10,001 |
| Securities purchased under agreements to resell | | 3,358,956 |
| Securities owned | | 19,450 |
| Due from related parties | | 974 |
| Secured demand note receivable from Parent | | 160,000 |
| Securities sold under agreements to repurchase | | 3,366,806 |
| Due to related parties | | 3,233 |
| Note payable to related parties | | 255,133 |
| Income taxes payable to Parent | | 10,394 |
| Subordinated demand note payable to Parent | | 160,000 |

Amounts with related parties included in the statement of operations are:

| | |
|---|---|
| Revenues: | |
| Interest | 39,413 |
| Trading gains | 29,857 |
| Expenses: | |
| Interest | 41,035 |
| Fees paid to related parties | 28,998 |

The Company has a $160 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 1.26% at December 31, 2003, with interest due monthly. At December 31, 2003, the outstanding balance on this unsecured line of credit was $27.1 million.

The Company has a $160 million subordinated collateralized non-interest-bearing note with the Parent that matures on December 15, 2004. Under the terms of the note, the Parent provided the Company with a non-interest-bearing note, collateralized by marketable securities owned by the Parent. The subordinated borrowing is covered by agreements approved by the NYSE, and thus, the amount is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with the net capital requirements (Note 8), it may not be repaid. Furthermore, the Company must notify the NYSE within six months of the Company's intent to make payments. As of December 31, 2003, no such notices had been presented to the NYSE.

The Company also has a $300 million unsecured line of credit with SunTrust Bank ("STB"). The line of credit has a stated interest rate equal to STB's overnight cost of funds at the date of the advance plus ten basis points. The interest rate at December 31, 2003 was 1.04%. Any advances and accrued interest are due the following business day. At December 31, 2003, the outstanding balance was $228 million.

The Company also has a $5 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of advance plus ten basis points. Advances and accrued interest under the facility are due the following business day. At December 31, 2003, there were no outstanding borrowings under the facility.

**7. Commitments and Contingencies**

The Company leases certain office facilities and equipment under non-cancelable leases that expire through 2010, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on non-cancelable leases for each of the following years ending December 31 are as follows:

| | (in thousands) |
|---|---|
| 2004 | $ 6,055 |
| 2005 | 5,525 |
| 2006 | 5,003 |
| 2007 | 3,672 |
| 2008 | 867 |
| Thereafter | 1,396 |
| Total minimum lease payments | $ 22,518 |

Rental expense for the year ended December 31, 2003 was $7.6 million.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2003, and were subsequently settled had no material effect on the financial statements as of that date.

**Litigation**

The Company is not aware of any material litigation or claims against the Company. In the normal course of business, the Company may become subject to such litigation or claims.

**8. Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital requirements under Rule 15c3-1, which require the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1 million or 2% of aggregate debit balances arising from customer transactions, as defined. Additionally, the Company's minimum net capital must include an amount equal to 10% of excess market value, as defined that is subject to reverse repurchase agreements. At December 31, 2003, the Company had net capital, as defined, of $196.6 million, which was $195.5 million in excess of the required net capital.

**9. Financial Instruments with Off-Balance Sheet Risk**

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of trading inventory and clearance of customers' securities transactions, including securities sold but not yet purchased. These instruments involve, to varying degrees, elements of market risk whose ultimate obligation may exceed the amounts recognized in the December 31, 2003 financial statements.

In the event of the non-delivery of customers' securities owed by the Company due from other broker-dealers or its customers, the Company may be required to purchase identical securities in the open market. Such purchases might result in losses not reflected in the accompanying financial statements. The market values of securities owed the Company at December 31, 2003 approximate the amounts payable. The Company monitors the credit standing of each broker-dealer and customer with which it conducts business.

**10. Guarantees to Third Parties**

The Company uses a third party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of non-performance by the customer, the underlying security would be transferred to the Company who would in turn immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. For the year ended December 31, 2003, the Company experienced minimal net losses as a result of the indemnity. The clearing agreement expires in 2005.

**11. Fair Value of Financial Instruments**

The Company's financial instruments are either at quoted market prices or have stated rates of interest, which approximate current market rates. As a result, the recorded amounts of these financial instruments approximate their estimated fair values at December 31, 2003.

# SunTrust Capital Markets, Inc.

**Schedule I**

**(A wholly-owned subsidiary of SunTrust Banks, Inc.)**
**Computation of Net Capital Under Rule 15c3-1**
**Of the Securities and Exchange Commission**
**As Of December 31, 2003**
**($ in thousands)**

| | | |
|---|---|---|
| **Computation of Net Capital:** | | |
| Total shareholder's equity | | $ 222,166 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | 160,000 |
| Total capital and allowable subordinated borrowings | | 382,166 |
| Deductions and/or charges: | | |
| Nonallowable assets | $ 173,398 | |
| Additional charges for customers' and non-customers' security accounts | 1,953 | |
| Other deductions or charges | 250 | 175,601 |
| Net capital before haircuts on securities positions | | 206,565 |
| Haircuts on securities | | |
| Trading assets: | | |
| Open Contractual Commitments | 2,096 | |
| U.S. government and agency obligations | 4,098 | |
| State and municipal obligations | 1,740 | |
| Stocks and warrants | 85 | |
| Corporate obligations | 1,959 | |
| Undue concentration | - | |
| Other securities | 33 | 10,011 |
| **Net capital** | | 196,554 |
| **Computation of alternative net capital requirement** | | |
| 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation (or $1,000,000 if greater) plus 10% of excess market value, as defined that is subject to reverse repurchase agreements. | | 1,039 |
| **Excess net capital** | | $ 195,515 |
| **Net capital in excess of 5% of aggregate debit items or 120% of the net capital requirement if greater** | | $ 195,307 |

There are no material differences between this computation and that filed by the Company on its unaudited Form X-17A-5 as of December 31, 2003.

# SunTrust Capital Markets, Inc.

**Schedule II**

**(A wholly-owned subsidiary of SunTrust Banks, Inc.)**
**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**As Of December 31, 2003**
**($ in thousands)**

| | | |
|---|---|---|
| **Credit balances:** | | |
| Customer-related fails to receive | $ | 25,069 |
| Market value of short securities and credits in all suspense accounts over 30 calendar days | | 9,783 |
| Other | | 1,950 |
| Total credit balances | | 36,802 |
| **Debit balances:** | | |
| Customer-related fails to deliver | | 19,795 |
| Less 3% | | (594) |
| Total debit balances | | 19,201 |
| **Reserve computation:** | | |
| Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account" | $ | 17,601 |
| **Reconciliation of amount on deposit in the "Reserve Bank Account" at December 31, 2003:** | | |
| Amount on deposit in the "Reserve Bank Account" at December 31, 2003 | $ | 20,059 |
| **Amount deposited in "Reserve Bank Account" on January 5, 2004** | $ | 7,000 |

The difference in total credit balances and excess total credits between this computation and that filed by the Company on its unaudited Form X-17A-5 as of December 31, 2003 is due to an audit adjustment that reduced other credit balances.

## SunTrust Capital Markets, Inc. — Schedule III

### (A wholly-owned subsidiary of SunTrust Banks, Inc.)
### Information Relating to Possession or Control Requirements
### Under Rule 15c3-3 of the Securities and Exchange Commission
### As Of December 31, 2003

| | |
|---|---|
| **MARKET VALUE AND THE NUMBER OF ITEMS OF:** | |
| Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 | None |
| **NUMBER OF ITEMS** | None |
| Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 | None |
| **NUMBER OF ITEMS** | None |

**PricewaterhouseCoopers LLP**
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

**Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5**

To the Shareholder and Board of Directors of
SunTrust Capital Markets, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of SunTrust Capital Markets, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2004